Exhibit 99.8

Press Release

Total enters into an agreement for the proposed acquisition of Direct Energie to accelerate its ambition in gas and electricity in France and Belgium

Paris, April 18, 2018 – Total has entered into an agreement with the controlling shareholders of Direct Energie1 for the proposed acquisition of 74.33% of its share capital2, at a price of €42 per share, ex-dividend of €0.35 per share, representing an aggregate acquisition price of approximately €1.4 billion. Once this acquisition has been completed, Total will file with the French Financial Market Authority (Autorité des marchés financiers) a mandatory tender offer on the securities of Direct Energie which are traded on Euronext Paris at the same price per share of €42, which represents a 30% premium above Direct Energie’s closing share price on April 17, 2018 and a 24% premium above the volume weighted average share price over the past three months and 13% above the volume weighted average share price over the past six months. The offer thereby values Direct Energie at approximately 12.5 times its 2018 projected EBITDA.

In connection with this agreement and the tender offer memorandum entered into with Direct Energie, Direct Energie’s Board of Directors met on April 17 and unanimously approved the transaction and has already announced its intention to recommend to shareholders, subject to the confirmation by the independent expert that the terms of the tender offer are fair, to tender their shares into the offer that will be filed. In this respect, Direct Energie’s Board of Directors has decided to appoint an independent expert in order to confirm that the terms of the tender offer are fair in accordance with market regulations.

“Through this transaction, Total is actively pursuing its development in electricity and gas generation and distribution in France and Belgium. This friendly takeover is part of the Group’s strategy to expand along the entire gas-electricity value chain and to develop low-carbon energies, in line with our ambition to become the responsible energy major”, said Patrick Pouyanné, Chairman and CEO of Total. “We are delighted to welcome the Direct Energie teams into Total, who will contribute their skills in the field of electricity and who will be at the heart of the Group’s growth ambition in this field.”

[1]	Being (i) the concert composed of Impala SAS, AMS Industries, Lov Group Invest and EBM Trirhena AG, (ii) Luxempart and (iii) Mr. Xavier Caïtucoli, Chairman and Chief Executive Officer of Direct Energie (directly and through its holding CRESCENDIX S.A.S).
[2]	Based on 44 886 772 shares as of April 10, 2018.

“We welcome this transaction with pride and enthusiasm and we are convinced that combining with Total will be to the benefit of our customers.” said Xavier Caïtucoli, Chairman and CEO of Direct Energie. “The Direct Energie teams will be at the heart of the strategy of one of the greatest French companies. I have no doubt that their hard work, creativity and talents will allow the new entity to expand its ambitions”.

In the field of natural gas and electricity distribution to both consumers and professionals, Total is firmly establishing itself as a leading alternative supplier by combining its 1.5 million client portfolio with Direct Energie’s 2.6 million client portfolio. This combination will enable Total to pursue its ambitious development program to become a standard-setting player in electricity supply in France and Belgium, targeting over 6 million customers in France and more than 1 million customers in Belgium by 2022.

With this transaction, Total is also pursuing and expanding its development in the power generation market, with Direct Energie’s power generation activities offering an excellent complementarity with those of the Total group’s subsidiaries operating in these fields. Direct Energie’s installed capacity of 1.35 GW, including 800 MW of gas-fired power plant and 550 MW of renewable electricity, will supplement Total’s 900 MW installed capacity. Given Direct Energie’s project portfolio in this area (a 400 MW gas-fired power plant under construction and a 2 GW pipeline of renewable electricity projects in France), Total Eren in emerging countries and Sunpower in the United States, Total aims to have a global capacity of at least 10 GW of installed capacity within five years, either in the form of gas-fired power plants or in the form of renewable electricity capacities.

The transaction remains subject to the information and consultation process of the relevant employee representative bodies in accordance with applicable laws. Moreover, the completion of the acquisition of Direct Energie’s controlling blocks remains subject to the condition precedent related to the prior approval of the European commission, which is the competent authority to examine and approve the acquisition for the purposes of merger control.

The proposed tender offer that will be filed after completion of the acquisition of Direct Energie’s controlling blocks will be submitted to the French Financial Markets Authority (Autorité des marchés financiers), which will review it in accordance with applicable laws and regulations. The acquisition of the blocks of shares is expected to be completed during the third quarter and the proposed tender offer will be filed immediately after such completion. In the event that the number of shares not tendered to the offer would not represent more than 5% of the share capital or voting rights of Direct Energie, Total intends to request the implementation of a squeeze-out.

The transaction will be financed through Total’s available cash.

Disclaimer

The documentation relating to the tender offer – if filed – will include the terms and conditions of the tender offer, which will be submitted to the French Market Authority (Autorité des marchés financiers). It is strongly recommended that investors and shareholders read, when available, the documentation relating to the tender offer, as well as any amendments to those documents, as they will contain important information about Total, Direct Energie and the proposed transaction.

This press release must not be published, broadcasted or distributed, directly or indirectly, in any country in which the distribution of this information is subject to legal restrictions.

The release, publication or distribution of this press release in certain countries may be subject to legal or regulatory restrictions. Therefore, persons located in jurisdictions where this press release is released, published or distributed must inform themselves about such restrictions and comply with them. Total disclaims any responsibility for any violation of such restrictions.

To the extent permissible under applicable laws and regulations, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the U.S. Exchange Act), Total and its affiliates or its broker and its broker’s affiliates (acting as agents or on behalf of Total or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the tender offer, directly or indirectly purchase, or arrange to purchase shares or any securities that are convertible into, changeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. In no event will any such purchases be made for a price per share that is greater than the tender offer price. No purchases will be made outside of the tender offer in the United States of America by or on behalf of the Total or its affiliates. In addition, the financial advisors to Total may also engage in ordinary course trading activities in securities of Direct Energie, which may include purchases or arrangements to purchase such securities.

This press release may include ‘“forward-looking statements” and language indicating trends, such as the words “anticipate”, “expect”, “approximate”, “believe”, “could”, “should”, “will”, “intend”, “may”, “potential” and other similar expressions. These forward-looking statements are only based upon currently available information and speak only as of the date of this press release. Such forward-looking statements are based upon management’s current expectations and are subject to a significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and many of which Total is unable to predict or control. Such factors may cause Total’s actual results, performance or plans with respect to the transaction to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Total will not accept any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups. Total expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.